UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 02, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Director/PDMR Shareholding dated 01 November 2013
Exhibit No. 2	Total Voting Rights dated 01 November 2013
Exhibit No. 3	Director/PDMR Shareholding dated 11 November 2013
Exhibit No. 4	Scrip Reference Share Price dated 13 November 2013
Exhibit No. 5	Pricing of Issue of Additional Tier 1 Securities dated 14 November 2013
Exhibit No. 6	Holding(s) in Company dated 18 November 2013
Exhibit No. 7	Notice of cancellation of listing dated 21 November 2013
Exhibit No. 8	Publication of Base Prospectus dated 27 November 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: December 02, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: December 02, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

1 November 2013

Barclays PLC ("the Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R (1) (a)

Tushar Morzaria, Group Finance Director of the Company, notified the Company on 31 October 2013 that, on 31 October 2013, he had purchased 10,000 ordinary shares in the Company at a price of £2.662484 per share.

Following this transaction, Tushar Morzaria has a total beneficial interest in 10,000 ordinary shares in the Company.

Exhibit No. 2

01 November 2013

Barclays PLC - Total Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 16,096,693,910 ordinary shares with voting rights as at 31 October 2013.

There are no ordinary shares held in Treasury.

The above figure (16,096,693,910) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 3

11 November 2013

Barclays PLC ("the Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R (1) (a)

On 8 November 2013, the Company was notified that, Wendy Lucas-Bull, a non-executive Director of the Company had on 8 November 2013, purchased 2,000 ordinary shares in the Company at a price of £2.539 per share.

Following this transaction, Wendy Lucas-Bull has a total beneficial interest in 2,000 ordinary shares in the Company.

Exhibit No. 4

13 November 2013

Barclays PLC - Scrip Reference Share Price

Barclays PLC (the 'Company') offers shareholders the opportunity to receive ordinary shares of 25 pence each in the Company ('Ordinary Shares'), credited as fully paid, in place of cash dividends by participating in its Scrip Dividend Programme (the 'Programme').

On 30 October 2013, the Company announced a third interim dividend of 1.0 pence per Ordinary Share for the year ending 31 December 2013(the 'Third Interim Dividend'). The Scrip reference share price for those who are, or who will elect to become, participants in the Programme in respect of the Third Interim Dividend is 255.42 pence. The deadline for applications under the Programme in respect of the Third Interim Dividend is 4.30pm (London Time) on 22 November 2013.

The Scrip reference share price is the average of the closing middle market quotations for Ordinary Shares, derived from the London Stock Exchange Daily Official List, for the five consecutive business days from 6 November 2013 to 12 November 2013 (inclusive).

 For further information, please contact:

Barclays Investor Relations Charlie Rozes +44 (0)20 7116 5752	Barclays Media Relations Giles Croot +44 (0)20 7116 4755

Exhibit No. 5

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, INTO ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

14 November 2013

Barclays PLC Announces Pricing of Issue of Additional Tier 1 Securities

As part of its Leverage Plan, announced on 30 July 2013, Barclays PLC stated its intention to raise up to £2 billion of CRD IV qualifying Tier 1 securities with a fully loaded CET1 ratio trigger. In accordance with this intention, Barclays priced on 13 November 2013 an issue of $2 billion 8.25% CRD IV qualifying Contingent Convertible Additional Tier 1 securities with a 7% fully loaded CET1 ratio trigger to be issued on 20 November 2013.

The securities are expected to be provisionally admitted to trading on the SIX Swiss Exchange from 18 November 2013. Application will be made to the SIX Swiss Exchange for listing of the securities.

For further information please contact:

Investor Relations                                                         Media Relations
Charlie Rozes                                                                  Giles Croot
+44 (0) 20 7116 5752                                                       +44 (0) 20 7116 6132

This announcement shall not constitute, or form part of, an offer to sell, an invitation to induce an offer or a solicitation of an offer to buy or subscribe for securities, nor shall there be any sale of securities referred to in this announcement, in any jurisdiction in which such offer, invitation, solicitation, or sale would be unlawful.

Notice to United States investors

In the United States, this offering is being made pursuant to the prospectus supplement that Barclays PLC expects to file with the U.S. Securities and Exchange Commission ("SEC") on or about 15 November 2013, a preliminary version of which was filed with the SEC on 4 November 2013. Barclays PLC has also filed a registration statement on Form F-3 (Registration No. 333-173886) containing a base prospectus for the offering to which this announcement relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Barclays Treasury +44 (0)20-7116-1000.

Notice to United Kingdom investors

Within the United Kingdom, this announcement may only be distributed to, and is only directed at (a) persons who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 as amended (the "Order") or (b) high net worth entities falling within article 49(2)(a) to (d) of the Order or (c) other persons to whom it may be lawfully communicated in accordance with the Order (all such persons together being referred to as "relevant persons"). Any person who is not a relevant person should not act or rely on this document or any of its contents.

Exhibit No. 6

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	x
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):iv	See Schedule A
5. Date of the transaction and date on which the threshold is crossed or reached: v	14 November 2013
6. Date on which issuer notified:	15 November 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	Below 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary Shares (GB0031348658)	805,226,277	805,226,277			803,382,042		4.9909%
ADRs (US06738E2046)	322,767	1,291,068			1,286,044		0.0080%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights
n/a

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
n/a						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
804,668,086			4.9989%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
See Schedule A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:
15. Contact telephone number:

Schedule A

As of 14 November 2013

Barclays plc	Number of shares	Percentage of Outstanding

The Capital Group Companies, Inc. ("CG") holdings 804,668,086 4.999%

Holdings by CG Management Companies and Funds:

• Capital Guardian Trust Company 89,774,382 0.558%

• Capital International Limited 1,932,850 0.012%

• Capital International SÁrl 3,207,275 0.010%

• Capital International, Inc. 1,549,155 0.010%

• Capital Research and Management Company 708,204,424 4.400%

Exhibit No. 7

21 November 2013

Barclays PLC

Notice of Cancellation of Listing

Barclays PLC (the 'Company') hereby gives notice in accordance with Listing Rule 5.2.8R of its intention to request the cancellation of the listing of the Company's warrants with ISIN: GB00B3FBGK05 (the 'Warrants'), following their expiry on 31 October 2013. All Warrants were exercised on or before 14 February 2013.

The cancellation will be effective no sooner than 20 December 2013, being 20 business days from the date of this notice.

For further information, please contact:

Barclays Investor Relations Charlie Rozes +44 (0)20 7116 5752	Barclays Media Relations Giles Croot +44 (0)20 7116 4755

Exhibit No. 8

Publication of Base Prospectus

The following base prospectus has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus dated 26 November 2013 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0726U_-2013-11-27.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus. In accessing the Base Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS RELATING TO THE BARCLAYS PLC AND BARCLAYS BANK PLC £60,000,000,000 DEBT ISSUANCE PROGRAMME (THE "BASE PROSPECTUS") HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus, you shall be deemed to have represented that you and any customers you represent are not a U.S. person (as defined in Regulation S to the Securities Act) or that you are a QIB, and that you consent to delivery of the Base Prospectus and any supplements thereto via electronic publication.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus to any other person.

The Base Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the issuers.